Executive Management Incentive Plan
Approved March 30, 2022

This compensation arrangement is intended for calendar year 2022 only and is governed by the Company’s Equity Incentive Plan approved by shareholders in 2013 (the “Plan”).
Salary
The Company’s CEO, COO, CFO and VP Underwriting & Product Development (which represent the highest salaries paid by the Company) have agreed to reduce their bi-weekly cash salary by 20%. In addition, they have each agreed to forfeit their options in connection with the structuring of new compensation arrangements which include cash bonuses upon the achievement of certain performance metrics described below, which will allow executives to earn performance-based compensation.
During 2022, this reduction equals an annual savings for the Company of $271,000 in compensation costs compared to 2021 salaries. In exchange for reducing their cash compensation, these executives will receive fully vested common stock awards pursuant to the schedule below, which, at the Company’s ten-day trailing value weighted average stock price as of the approval date of March 30, 2022, represents approximately fifty percent of the dollar amount of salary reduction.

Officer Stock Grants	Shares
Giles	51,855
Romano	57,512
Shugrue	61,283
Wollney	84,854

Shares in treasury will be used to fund these awards and no shares shall be issued under the Plan to these executives in connection with these 2022 Arrangements.
The Company’s budgeting process includes a minimum liquidity level (“Minimum Liquidity Goal”).
At such time as the Company’s MGA operation (“AGMI”) is cash flow positive on a monthly run-rate basis, each executive’s salary will be increased from 80% of 2021 salary to 90% of 2021 salary. At such time as AGMI is cash flow positive on a year-to-date basis, each executive’s salary will be increased from 90% of 2021 salary to 100% of 2021 salary. If the Minimum Liquidity Goal is achieved in 2022, the amount of reduced salary for each executive will be paid in cash or fully vested stock awards (as determined by the Company), if available for issuance under the Plan (subject to confirmation that there are sufficient registered shares , or sufficient shares that will be registered within appropriate parameters), at the executive’s discretion.
Incentive Compensation

It is anticipated that bonuses earned will be “paid” subject to availability of cash or equity.
If the Plan does not have sufficient equity available for stock issuance at the time any given milestone is achieved, or the Company otherwise decides, such equity will be issued when and if shares are available. Should the Company’s Minimum Liquidity Goal be achieved at the time any given milestone is achieved, or if earned bonuses have not yet been paid in equity due to available equity share constraints, each executive will have the choice to receive a cash payment of 80% of a given earned bonus as an alternative to receiving stock provided that such cash payments would not result in the Company falling below the Minimum Liquidity Goal level (with the full amount of value being paid if issued in equity). All such payments will occur on or before December 31, 2022.
Milestone based bonuses will be paid as follows:
Bond Exchange via Cayman Scheme of Arrangement completed by April 15, 2022
Upon a successful outcome, bonus will be earned by each executive equal to 25% of such executive’s full annual salary
    Gross Written Premium
For every $10 million of gross written premium generated by AGMI in 2022, a bonus will be earned by each executive equal to 15% of such executive’s full annual salary.
    AGMI EBIDTA
25% of AGMI’s EBIDTA, net of any cash bonuses paid under this plan other than in connection with this metric, will be earned as a collective bonus to the executive team (to be allocated proportionately based on CEO recommendation and Compensation Committee agreement).
The total incentive for all three milestones combined will be capped at 100% of full annual salary per person.
While specific incentives are not being proposed in connection with the sale of the Company’s building in Schaumburg, a successful sale would likely increase liquidity and help to achieve the Minimum Liquidity Goal.
Earned bonuses will be paid by December 31, 2022 to the extent possible based on available equity and/or cash above the Minimum Liquidity Goal. If limitations prevent 100% of earned bonuses to be paid in full, consideration will be pro-rated consistently across all executives with no carryover of bonus payments or obligations into 2023.